Share
Listed	Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Sharply Higher First Quarter Earnings

Saskatoon, Saskatchewan, Canada, May 2, 2003 . . . . . . . . . . . . . . .

Cameco Corporation today reported its financial results for the three months ended March 31, 2003.

HIGHLIGHTS

•	Acquired additional interest in Bruce Power.

•	Higher electricity prices and output raise Bruce Power earnings. The B plant reactors set a record achieving a 100% capacity factor.

•	Water inflow interrupts McArthur River production for 4 to 6 months.

•	Uranium and conversion revenues down on lower scheduled deliveries.

•	Kumtor pit wall cleanup on track for July completion, gold prices higher.

	Three months ended	Three months ended	Change
Financial Highlights	March 31/03	March 31/02%

Revenue ($ millions)	103	124	(17)
Earnings from operations ($ millions)	9	11	(18)
Cash provided by operations ($ millions)	56	134	(58)
Net earnings attributable to common shares ($ millions)*	37	5	640
Earnings per share ($)	0.66	0.09	633
Average uranium spot price for the period ($US/lb U3O8)	10.13	9.79	3
Cameco’s average realized gold price for the period (US$/ounce)	318	284	12
Average spot market gold price for the period (US$/ounce)	352	290	21

*	Includes $33 million after-tax contribution from Bruce Power.

. . . 2/

1. CONSOLIDATED FINANCIAL RESULTS

First Quarter. For the three months ended March 31, 2003, net earnings attributable to common shares increased to $37 million ($0.66 per share) from $5 million ($0.09 per share) in 2002. This improvement was attributable to increased earnings from Bruce Power where profits rose due to higher realized electricity prices, increased output and higher percentage ownership. Earnings from the uranium and conversion businesses rose modestly due to higher prices. These improvements were partially offset by higher costs for administration, interest and income taxes. Compared to the first quarter of 2002, the effective tax rate increased to 34% from 18% due to the higher earnings from Bruce Power.

Earnings from operations were $9 million in the first quarter of 2003 compared to $11 million in 2002. The aggregate gross profit margin increased to 26% from 18% in 2002.

Cash flow from operating activities of $56 million was $78 million lower than in the first three months of 2002. This is mainly due to lower revenues in 2003 and the significant cash inflow from accounts receivable in the first quarter of 2002.

Segmented Financial Results

Uranium Business

	Three months ended	Three months ended
Highlights	March 31/03	March 31/02

Revenue ($ millions)	55	72
Gross profit ($ millions)	14	12
Gross profit %	26	16
EBT* ($ millions)	12	9
Sales volume (lbs. thousands)	3,052	4,644
Production volume (lbs. thousands)	5,637	3,596

*	Earnings before taxes.

First Quarter. Revenue from the uranium business decreased by 24% to $55 million from $72 million in the first quarter of 2002 due to a 34% decrease in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly. A 16% increase in the average realized selling price for uranium concentrates compared with the first quarter of 2002 partially offset the volume decrease. The higher realized price was mainly the result of a change in the mix of contracts under which deliveries were made in the first quarter. The uranium spot price averaged $10.13 (US) in the first quarter compared to $9.79 (US) in 2002, an increase of 3%.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $41 million in the first quarter of 2003 compared to $60 million in 2002. This decrease was attributable to the 34% decline in sales volume for the quarter.

. . . 3/

Earnings before taxes from the uranium business increased by $3 million in the first quarter of 2003 while the profit margin improved to 26% from 16% in 2002.

Conversion Business

	Three months ended	Three months ended
Highlights	March 31/03	March 31/02

Revenue ($ millions)	21	26
Gross profit ($ millions)	7	6
Gross profit %	35	22
EBT ($ millions)	7	5
Sales volume (tU)	2,128	3,191
Production volume (tU)	3,856	3,511

First Quarter. Revenue from the conversion business decreased by 21% to $21 million from $26 million in the first quarter of 2002 due mainly to a 33% decrease in sales volume. As with uranium deliveries, quarterly delivery patterns can also vary significantly. The decrease in volume was partially offset by an 18% increase in the realized selling price, the result of favourable pricing attached to first quarter deliveries.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $13 million in the first quarter of 2003 compared to $20 million in 2002. This decrease was primarily attributable to the lower sales volume for the quarter. The unit cost of products and services sold rose by about 3% over the previous year due to increased deliveries of purchased material. Unit DDR charges decreased for the same reason.

Earnings before taxes from the conversion business increased by $2 million in the first quarter of 2003 while the profit margin increased to 35% from 22% a year earlier.

Electricity Business

Bruce Power Limited Partnership (100% basis)

	Three months ended	Three months ended
Highlights	March 31/03	March 31/02

Output (terawatt hours)	6.8	5.0
Capacity factor (%)	100	74
Realized price (per MWh)	$57	$38
($ millions)
Revenue	$398	$198
Operating costs	194	194
Earnings before interest and taxes	204	4
Interest	16	15
Earnings (loss) before taxes	$188	$(11)
Cameco’s earnings from Bruce Power	$49	$(2)

Note: Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

. . . 4/

In December 2002, Cameco signed an agreement along with others to collectively purchase 79.8% of Bruce Power from British Energy plc. In February 2003, the purchase closed and Cameco’s limited partnership interest in Bruce Power, held through subsidiaries, increased from 15% to 31.6%. Cameco paid approximately $204 million for this additional interest. Also, Cameco and others each advanced $75 million to Bruce Power which used these funds to pay $225 million in deferred rent to Ontario Power Generation, Inc. This investment is accounted for using the equity method.

During the first three months of 2003, the performance of the Bruce B reactors was exceptional, generating 6.8 terawatt hours of electricity representing a capacity factor of 100%. There were no planned or unplanned outages. This output represents a 36% increase over the first quarter of 2002.

For the quarter, revenues increased to $398 million from $198 million in 2002. Along with higher generation, this increase was due to a higher realized selling price which averaged $57/MWh from a mix of contract and spot sales. During the quarter, the spot price averaged $76/MWh and was influenced by the severe winter weather in Ontario. In 2002, the electricity price was fixed at $38/MWh until the market opened on May 1, 2002.

Although output was up 36%, operating costs remained the same on a quarter-over-quarter basis illustrating the fixed cost nature of the business and the impact of cost control initiatives. The operating unit cost was $28/MWh compared with $39/MWh in the first quarter of 2002.

For the quarter, Bruce Power earnings before taxes were $188 million compared to a loss of $11 million in 2002. The increase in earnings is attributable to the higher output and higher realized prices.

For the three months ended March 31, 2003, Cameco’s earnings from Bruce Power amounted to $49 million compared to a loss of $2 million in 2002. For 2003, Cameco’s share reflects its 15% interest through February 13 and its 31.6% interest thereafter.

Gold Business

	Three months ended	Three months ended
Highlights	March 31/03	March 31/02

Revenue ($ millions)	27	26
Gross profit ($ millions)	5	6
Gross profit %	20	22
EBT ($ millions)	4	4
Selling price (US$/ounce)	318	284
Unit cash cost* (US$/ounce)	215	166
Sales volume (ounces)	54,126	55,558
Production (ounces)	48,717	51,566

*	as defined by the Gold Institute.

. . . 5/

First Quarter. Revenue from the gold business increased by 6% to $27 million from $26 million compared to the first quarter of last year due to a 12% increase in the realized selling price. Cameco’s realized price for gold increased to $318 (US) in the quarter from $284 (US) per ounce in the same quarter last year due to more favourably priced hedges.

Gold production at Kumtor was 6% lower than in the first quarter of 2002 mainly due to a lower ore grade averaging 4.0 grams per tonne compared to 4.2 grams in 2002. Kumtor’s cash cost per ounce increased to $215 (US) compared to $166 (US) in 2002 due to the decline in production, costs related to the remediation of the pit wall, and higher production-based taxes. For the quarter, the gross profit margin for gold declined to 20% from 22% in 2002.

Corporate Expenses

In the first quarter of 2003, total costs for administration, exploration and interest were about $17 million, $6 million higher than 2002. Administration costs increased by about $3 million due to a number of items including the addition of administration costs of AGR and costs incurred for quality and business process improvements. Interest costs increased by about $2 million due to higher debt levels and foreign exchange losses. Income tax expense increased by $18 million principally from Bruce Power being taxed at a rate of 33%.

Cash Flow

In the first three months of 2003, Cameco generated cash from operations of $56 million ($1.00 per share) compared to $134 million ($2.42 per share) in 2002. This decrease of $78 million reflects lower revenues in 2003 and the significant cash inflow from accounts receivable in the first quarter of 2002.

Cash used in investing activities increased to $309 million this year from $19 million last year due mainly to the additional investment in Bruce Power. Cameco paid $204 million for its incremental 16.6% interest and loaned an additional $75 million to Bruce Power. Expenditures for property, plant and equipment rose by $13 million compared to 2002 due to the development of the Boroo gold mine in Mongolia.

Balance Sheet

At the end of the quarter, total long-term debt increased by $263 million to $488 million. At March 31, 2003, Cameco’s net debt to capitalization ratio was 19%, up from 8% at the end of 2002 as the majority of the Bruce Power investment was financed with debt.

Long-term receivables and investments increased by $328 million. This was due to the additional investment in Bruce Power and accrued earnings from Bruce Power. This is accounted for using the equity method.

Compared to the end of 2002, both accounts receivable and accounts payable have declined significantly. Receivables, which reflect sales revenue, are typically higher in December than at any other time of the year.

. . . 6/

2. UPDATES ON MARKETS, OPERATIONS AND STRATEGY

The most significant factors affecting the financial performance of Cameco are the market prices, sales volumes, and unit costs of production for U3O8, conversion, electricity and gold, and the foreign exchange rates between the Canadian and US dollars.

Uranium Market Update

Uranium Spot Market

The industry average spot price on March 31, 2003 was $10.10 (US) per pound U3O8, compared to $10.20 (US) at December 31, 2002, a slight decrease. The spot price was $9.85 (US) at the end of the first quarter of 2002.

The spot market volume in the quarter ended March 31, 2003 was 4.8 million pounds U3O8. This compares to 7.8 million pounds of spot market volume in the first quarter of 2002.

Spot demand has been weak in the first quarter compared to 2002, however spot suppliers have not been aggressive hence the price has remained relatively flat during the quarter. Industry analysts are predicting that spot demand for the year will be similar to the 19 million pounds traded in 2002.

Uranium Long-term Market

The long-term market is expected to be as active in 2003 as it was in 2002; with long-term contracting expected to be in the order of 70 million pounds U3O8.

The long-term price indicator, published by TradeTech, was $10.60 (US) per pound U3O8 at March 31, 2003, down modestly from $10.75 (US) at the beginning of the quarter.

UF6 Conversion Spot Market

The industry average spot market price for uranium conversion services remained at $5.03 (US) per kgU throughout the quarter, the same as at December 31, 2002. This compares to $5.13 (US) per kgU at the end of the first quarter of 2002.

Update on Market Trends and Developments

License Extensions

In the US, four reactors received 20-year license extensions in the quarter, bringing the number of US life extensions granted to US reactors to 14 since 2000. Operators of 36 other reactors have applied for, or are expected soon to apply for, life extensions. Assuming all are granted extensions, one-half of the US nuclear fleet will have extended their operating lives.

. . . 7/

US Considering Strategic Reserve

In an effort to accelerate the disposition of nuclear weapons, the US Department of Energy is considering purchasing additional volumes of Russian highly enriched uranium (HEU) beyond the current US/Russia HEU agreement. This proposal, if it proceeds, will result in the elimination of up to 15 tonnes of Russian HEU over 10 years, equivalent to 0.8 to 1.2 million pounds U3O8 per year or less than 1% of annual Western World demand. The purchased material is to be held in a strategic reserve in the US and sold only under special conditions or after 2014.

Gold Market Update

The average spot market gold price during the first quarter of 2003 was $352 (US) but ended the quarter at $335 (US) per ounce. This compares to $347 (US) at December 31, 2002 and $301 (US) at the end of the first quarter of 2002.

Kumtor Gold Company (KGC) and AGR hedge the price risk for future gold sales. At the end of March, KGC had in place forward sales and option agreements on 633,300 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 19% of proven and probable gold reserves. These hedges are expected to yield average prices in the range of $320 (US) to $324 (US) per ounce.

Cameco has agreed to provide credit support to a maximum of $90 (US) per ounce to the counterparties of KGC and AGR which, as of March 31, 2003, was $65 million (US). At March 31, 2003, the actual exposure under these arrangements, reflecting the net mark-to-market losses, was $17 million (US).

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At March 31, 2003, Cameco’s share of deferred charges to be recognized totalled $5 million (US).

Foreign Exchange Update

During the quarter, the Canadian dollar strengthened against the US dollar from 1.5796 at the end of 2002 to 1.4693 as of March 31, 2003.

Most of the company’s revenues are in US dollars. At March 31, 2003, Cameco had a foreign currency hedge portfolio of $463 million (US). These hedges are expected to yield an average exchange rate of $1.5810. The net mark-to-market gain on these hedge positions was $38 million at March 31, 2003.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At March 31, 2003, deferred charges to be recognized totalled $8 million.

. . . 8/

Operations Update

Uranium Business

A problem of excessive water inflow at the McArthur River mine in early April has led to the shutdown of mine production for about four to six months. Cameco’s share of lost production in 2003 is estimated to be between 4 and 6 million pounds U3O8.

The volume of water stored in the mine continues to decline. Critical infrastructure, such as the grinding mill is now being rehabilitated. Pumping systems continue to perform well and, upon discharge to the environment, water quality tests continue to show good results.

The resumption of partial production is being targeted for late July or early August. A production recovery schedule is being implemented and plans to access the reserves targeted by the problematic drift are being developed. By the end of May, work should be completed to fill the drift and the ramp behind the constructed concrete barrier with sufficient concrete to seal the water’s entrance into the mine. The excess water inflow is not expected to be completely stopped until mid-June.

Ore from McArthur River is milled at Key Lake and work force requirements during the production disruption will be reduced leading to temporary layoffs of some people.

As a result of the McArthur River problem, Cameco has revised its outlook for its share of production from all of its mines collectively in 2003 to about 15 to 17 million pounds U3O8 from 20.9 million pounds. Given the company’s inventory position (about nine months of forward sales) and other supply sources, this production shortfall is not expected to affect deliveries under 2003 sales contracts.

The company estimates that 2003 net earnings will decline by about $4 to $5 million for every month that McArthur River is unable to produce. This reduction in estimated net earnings is based on the following assumptions:

•	costs associated with the efforts to bring the mine back into production will be expensed as incurred,

•	McArthur River production will be replaced by drawing down higher-cost inventory,

•	annual forecast sales and delivery volumes remain unchanged,

•	and the uranium spot price does not change.

In 2003, cash from operations before working capital adjustments will be affected by McArthur River rehabilitation expenses. After adjusting for the drawdown in inventory, reported cash flow from operations is expected to be relatively unaffected by this incident, unless Cameco decides to increase product purchases.

. . . 9/

Gold Business

In February 2003, Cameco announced that it and the Kyrgyz government had agreed in principle to restructure the Kumtor mine ownership. The proposed restructuring envisions an exchange of assets between the parties wherein Cameco would ultimately hold all common shares of KGC, the owner of the Kumtor mine. The government would realize a more predictable revenue stream, obtain additional tax proceeds and benefit from higher gold prices through royalties. This proposal also contemplates that the Kumtor mine would eventually be part of a publicly traded gold company established by Cameco.

The Kyrgyz government is awaiting independent expert fairness opinions on the legal and financial aspects of the proposed restructuring.

Vertical Integration

During the quarter, the company announced it no longer plans to join Louisiana Energy Services, the partnership that intends to build an enrichment facility in the US. Cameco concluded that involvement in the project would not meet its strategic requirements.

3. OUTLOOK FOR YEAR

Uranium Business

In 2003, Cameco’s uranium revenue is expected to rise by about 5% over the 2002 level as the result of higher deliveries. Cameco expects its average realized price will be about the same as in 2002. About 40% of uranium deliveries are expected to occur in the first half of the year.

Uranium margins are now expected to be lower than in 2002 due to the expensing of the rehabilitation costs for McArthur River and the standby costs for Key Lake.

The construction license for Cigar Lake is not expected to be received from the regulator until early 2004. If the partners decide to proceed with construction immediately on receipt of the license, the earliest date for initial mine production would be spring 2006.

Conversion Business

At Port Hope, conversion production is expected to be about 12,700 tonnes, up slightly compared to 2002. Revenue from the conversion business is likely to be slightly higher than in 2002 due to increased volumes. However, a change in the mix of contracts is expected to result in a slight decline in realized price and lower profit margins.

Electricity Business

Bruce Power Operations

In order to reduce its exposure to spot market price volatility, Bruce Power has a portfolio of fixed price sales contracts. For the remainder of 2003, approximately 10 terawatt hours of output are covered by fixed price contracts. Cameco’s level of exposure for this and other Bruce Power commitments was about $220 million at March 31, 2003.

. . . 10/

There is a planned maintenance outage at one of the four Bruce B units for most of the second quarter 2003, which will reduce quarterly output accordingly. Similarly, there are one month planned outages at one other Bruce B unit and one Bruce A unit in the third and fourth quarter 2003, respectively.

The aggregate capacity factor for the year is still expected to average 88%, including the Bruce A units, marginally below the long term target of over 90%.

Bruce A Restart

The two Bruce A units will begin the process of restarting in early May and early June, with full production expected by the end of May and June 2003 respectively. As a result of additional efforts to bring the units online for the summer, the direct project costs are expected to increase from the previous estimate of $400 million. In addition, Cameco and the new partners have adopted a more comprehensive method of reporting Bruce A restart costs, which includes other related expenditures such as security, information technology and other support functions as well as the direct project costs. Including these site support expenditures, the total cost to restart the two Bruce A units is expected to range from $525 to $550 million. Once online, the Bruce A units are anticipated to perform in accordance with business plans.

Operation of these units at full power is subject to approval of an official designated by the Canadian Nuclear Safety Commission.

Gold Business

The remediation work of the Kumtor pit wall is on schedule for completion by mid-year. Accordingly, for 2003, the production outlook at Kumtor remains at 670,000 ounces; however the average mined ore grade is expected to increase to 5.6 grams per tonne. For the remainder of the year, approximately 60% of gold production is unhedged.

At Boroo, construction was about 58% complete at the end of the first quarter. The construction schedule has been reviewed and completion is expected by the end of 2003.

Sensitivity Analysis

Uranium Price

For the remaining deliveries in 2003, a $1 (US) per pound change in the U3O8 spot price from its current level would change revenue by about $24 million (Cdn), net earnings by about $12 million (Cdn) and cash flow by about $15 million (Cdn).

Gold Price

For the remainder of 2003, about 60% of forecasted gold sales are unhedged. Before the benefit of restructuring the gold assets, a $20 (US) per ounce change in the gold spot price from its current level would change each of revenue, net earnings and cash flow by about $3 million (Cdn).

. . . 11/

Electricity Price

For the remaining deliveries in 2003, a $1.00 (Cdn) per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $3 million (Cdn).

Conversion Price

In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The majority of conversion sales are at fixed prices.

Foreign Exchange

For the remainder of 2003, Cameco’s exposure to changes in the US/Cdn foreign exchange rate is negligible. The majority of US dollar inflows are hedged through a combination of forward sales of US currency and natural hedges.

Corporate

The effective tax rate is expected to remain in the 30-35% range for the year.

Second Quarter of 2003

Revenue in the second quarter of 2003 is expected to be more than double that of the first quarter reflecting higher volumes in the uranium and conversion businesses. However, segmented earnings from the uranium business are likely to be lower due to expensing of the rehabilitation costs for McArthur River and the standby costs for Key Lake.

Revenue from the gold business is likely to decline compared to the first quarter due to lower expected production. Results from Bruce Power are also projected to be lower due to a planned maintenance outage for one of the Bruce B reactors.

DIVIDEND ANNOUNCEMENT

Cameco announced today that the company’s board of directors declared its regular quarterly dividend of $0.150 per common share payable on July 15, 2003 to shareholders of record at the close of business on June 30, 2003.

ADDENDUM TO 2002 ANNUAL REPORT

Cameco has prepared an addendum to the company’s 2002 annual report which was distributed to shareholders. The addendum incorporates changes resulting from the temporary suspension of production at McArthur River due to increased water inflow to the mine. Shareholders can obtain a copy of the addendum, dated April 16, 2003, by contacting the investor and media relations department at 306-956-6319 or by accessing the company’s web site at www.cameco.com.

. . . 12/

CONFERENCE CALL

Cameco invites you to join an investor relations conference call on Monday, May 5, 2003 from 2:00 p.m. to 3:00 p.m. Eastern time (12:00 p.m. to 1:00 p.m. Saskatoon time).

The call will be open to all members of the investment community. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call on Monday, May 5, please dial (416) 695-5259 or (877) 888-4210 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

A recorded version of the proceedings will be available:

•	on our web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Monday, May 19 by calling (416) 252-1143 or (866) 518-1010 (no code required)

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest producer of uranium and the largest supplier of combined uranium and conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest, high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a partnership which generates nuclear electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

. . . 13/

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

Media & investor inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries	Lyle Krahn	(306) 956-6316

INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO The Toronto Stock Exchange CCJ New York Stock Exchange Preferred Securities CCJPR New York Stock Exchange	Cameco Corporation 2121 — 11th Street West Saskatoon, Saskatchewan S7M 1J3 Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6 Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

Cameco Corporation
Financial Statements

March 31, 2003

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

		As At

	March 31/03	Dec 31/02	March 31/02

Assets
Current assets
Cash	$60,412	$58,096	$100,994
Accounts receivable	84,737	186,369	105,971
Inventories	369,397	339,684	360,926
Supplies and prepaid expenses	45,511	45,731	41,575
Current portion of long-term receivables, investments and other	20,476	20,163	30,830

	580,533	650,043	640,296
Property, plant and equipment	2,020,635	2,037,613	2,012,313
Long-term receivables, investments and other	585,388	257,523	257,825

	2,606,023	2,295,136	2,270,138

Total assets	$3,186,556	$2,945,179	$2,910,434

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$101,810	$131,932	$84,643
Dividends payable	8,402	6,998	6,990
Current portion of long-term debt	5,877	6,318	125,664
Current portion of other liabilities	5,777	16,931	4,310
Future income taxes	12,319	9,198	22,922

	134,185	171,377	244,529

Long-term debt	481,835	218,290	182,356
Provision for reclamation	152,389	155,036	140,005
Other liabilities	9,538	9,523	10,463
Future income taxes	532,740	522,979	480,089

	1,310,687	1,077,205	1,057,442

Minority interest	17,775	18,078	23,210

Shareholders’ equity
Preferred securities	180,015	193,763	195,381
Share capital	682,403	680,934	679,402
Contributed surplus	472,488	472,488	472,488
Retained earnings	512,180	483,658	463,470
Cumulative translation account	11,008	19,053	19,041

	1,858,094	1,849,896	1,829,782

Total liabilities and shareholders’ equity	$3,186,556	$2,945,179	$2,910,434

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended

	March 31/03	March 31/02

Revenue from
Products and services	$102,945	$123,994

Expenses
Products and services sold	60,350	77,490
Depreciation, depletion and reclamation	15,764	23,641
Administration	11,476	8,583
Exploration	5,039	4,297
Research and development	503	568
Interest and other [note 5]	876	(1,530)

	94,008	113,049

Earnings from operations	8,937	10,945
Earnings from Bruce Power	48,818	(2,244)
Other income	867	205

Earnings before income taxes and minority interest	58,622	8,906
Income tax expense [note 6]	19,871	1,566
Minority interest	(303)	—

Net earnings	39,054	7,340
Preferred securities charges, net of tax	2,194	2,396

Net earnings attributable to common shares	$36,860	$4,944

Basic earnings per common share	$0.66	$0.09

Diluted earnings per common share	$0.66	$0.09

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended

	March 31/03	March 31/02

Retained earnings at beginning of period	$483,658	$465,420
Net earnings	39,054	7,340
Dividends on common shares	(8,338)	(6,894)
Preferred securities charges, net of tax	(2,194)	(2,396)

Retained earnings at end of period	$512,180	$463,470

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended

	March 31/03	March 31/02

Operating activities
Net earnings	$39,054	$7,340
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	15,764	23,641
Provision for future taxes	18,083	428
Deferred charges (revenue) recognized	2,668	(1,329)
Earnings from Bruce Power	(48,818)	2,244
Equity in (earnings) loss from associated companies	356	—
Minority interest	(303)	—
Other operating items	28,834	101,973

Cash provided by operations	55,638	134,297

Investing activities
Additions to property, plant and equipment	(24,384)	(11,776)
Increase in long-term receivables, investments and other	(284,165)	(7,286)

Cash used in investing	(308,549)	(19,062)

Financing activities
Decrease in debt	—	(45,993)
Increase in debt	264,810	—
Issue of shares, net of issue costs	1,468	9,371
Preferred securities charges	(4,054)	(4,397)
Dividends	(6,998)	(6,959)

Cash provided by (used in) financing	255,227	(47,978)

Increase in cash during the period	2,316	67,257
Cash at beginning of period	58,096	33,737

Cash at end of period	$60,412	$100,994

Supplemental cash flow disclosure
Interest paid	$3,954	$4,193
Income taxes paid	$2,974	$1,175

See accompanying notes to consolidated financial statements

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended

	March 31/03	March 31/02

Financial (in millions)
Revenue	$103	$124
Earnings from operations	9	11
Net earnings attributable to common shares	37	5
Cash provided by operations	56	134
Working capital (end of period)	446	396
Net debt to capitalization	19%	10%
Per common share
Net earnings	$0.66	$0.09
Cash provided by operations	1.00	2.42
Dividend	0.15	0.125
Weighted average number of paid common
shares outstanding (in thousands)	55,882	55,603
Average uranium spot price for the period (US$/lb)	$10.13	$9.79
Sales volumes
Uranium (in thousands lbs U3O8)	3,052	4,644
Uranium conversion (tU)	2,128	3,191
Gold (troy ounces)	54,126	55,558

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended
Cameco Production	Share	March 31/03	March 31/02

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,294	3,215
Rabbit Lake	100.0%	1,839	—
Key Lake	83.3%	—	76
Crow Butte	100.0%	196	183
Smith Ranch Highland	100.0%	308	122

Total		5,637	3,596

Uranium conversion (tU)	100.0%	3,856	3,511
Gold (troy ounces)	33.3%	48,717	51,566

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2002 annual report.

2.	Investment in Bruce Power L.P. (Bruce Power)

On February 14, 2003, Cameco, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), amongst others, purchased a 79.8% interest in Bruce Power from British Energy plc (British Energy).

Upon closing, Cameco increased its ownership interest in Bruce Power from 15% to 31.6%. Each of Cameco, TransCanada and BPC now hold, directly or indirectly, a 31.6% interest in Bruce Power with the Power Workers’ Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco’s purchase price for the additional interest in Bruce Power was approximately $204 million, including final closing adjustments. The purchase price was financed with cash and debt.

In addition, Cameco, TransCanada and BPC loaned Bruce Power funds to repay $225 million, plus accrued interest, in deferred lease payments to OPG. Cameco’s share was $75 million plus accrued interest. Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of the partnership. Cameco has provided the following financial assurances, with varying terms that range from 2003 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $88 million.

(ii)	Guarantees to customers under power sale agreements of up to $125 million. At March 31, 2003, Cameco’s actual exposure under these guarantees was $74 million.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58 million.

3.	Long-Term Debt

Cameco’s contingent obligation under guarantees of the repayment of Kumtor senior debt exceeds the amount included in Cameco’s long-term debt at March 31, 2003 by $51.3 million (US).

4.	Share Capital

a)	At March 31, 2003, there were 56,015,673 common shares outstanding.

b)	Options in respect of 2,807,950 shares are outstanding under the stock option plan and are exercisable up to 2011. Upon exercise of certain existing options, additional options in respect of 269,550 shares would be granted.

5.	Interest and Other

For the three months ended March 31, 2003, earnings include foreign exchange losses of $1.3 million (2002 $0.8 million gain).

6.	Income Tax Expense

	Three Months Ended

(thousands)	March 31/03	March 31/02

Current income taxes	$1,788	$1,138
Future income taxes	18,083	428

Income tax expense	$19,871	$1,566

7.	Stock-Based Compensation

In accordance with the CICA Handbook Section 3870, Cameco discloses pro forma net earnings attributable to common shares and earnings per share information as if the company had accounted for employee stock options under the fair value method. Cameco has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

During the quarter, Cameco granted 624,850 options at an average strike price of $35.64 (2002 – 489,050 options at an average strike price of $43.84). The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Dividend	$0.60	$0.50
Expected volatility	20.0%	20.0%
Risk-free interest rate	4.1%	5.0%
Expected life of option	5 years	5 years
Expected forfeitures	17.0%	17.0%

The weighted average grant date fair values of options issued during the quarter was $7.45 per share (2002 — $10.83). For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to earnings over the vesting period. For the three months ended March 31, 2003, Cameco’s pro forma net earnings attributable to common shares was $36.3 million (2002 — $4.8 million) and pro forma basic and diluted earnings per share was $0.65 (2002 — $0.09).

8.	Guarantees

Effective January 1, 2003, Cameco adopted the new CICA Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees. Except as disclosed in note 2, Investment in Bruce Power L.P., there have been no material changes to the guarantees reported in the annual consolidated financial statements.

9.	Subsequent Event

On April 6, 2003, production at McArthur River was suspended due to an increase in water inflow caused by the collapse of a section of rock in a development area of the mine. All personnel were temporarily evacuated and no one was injured. Shortly thereafter, mine personnel reentered the mine to assess the situation and begin remedial measures. It was estimated that production would be suspended for four to six months. However, events were still unfolding leaving some uncertainty as to the duration of the shutdown. It is not expected that a material writedown of assets will be required.

10.	Comparative Figures

Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

11. Segmented Information

For the three months ended March 31, 2003	Uranium	Conversion	Gold	Total

Revenue	$55,124	$20,508	$27,313	$102,945
Expenses
Products and services sold	31,850	12,055	16,445	60,350
Depreciation, depletion and reclamation	9,125	1,268	5,371	15,764
Exploration	3,132	—	1,907	5,039
Research & development	—	503	—	503
Earnings from Bruce Power				(48,818)
Other	(1,223)	—	—	(1,223)
Non-segmented expenses				12,708

Earnings before income taxes	12,240	6,682	3,590	58,622
Income taxes				19,871
Minority interest				(303)

Net earnings				39,054
Preferred securities charges, net of tax				2,194

Net earnings attributable to common shares				$36,860

For the three months ended March 31, 2002	Uranium	Conversion	Gold	Total

Revenue	$72,113	$26,073	$25,808	$123,994
Expenses
Products and services sold	46,867	17,385	13,238	77,490
Depreciation, depletion and reclamation	13,636	3,080	6,925	23,641
Exploration	2,552	—	1,745	4,297
Research & development	—	568	—	568
Earnings from Bruce Power				2,244
Other	(205)	—	—	(205)
Non-segmented expenses				7,053

Earnings before income taxes	9,263	5,040	3,900	8,906
Income taxes				1,566
Minority interest				—

Net earnings				7,340
Preferred securities charges, net of tax				2,396

Net earnings attributable to common shares				$4,944